AVINO SILVER & GOLD MINES LTD.
400 - 455 Granville Street
Vancouver, BC V6C 1T1
Phone (604) 682-3701
Fax (604) 682-3600

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AVINO SILVER & GOLD MINES LTD.
Balance Sheets
(Prepared by Management)

	April 30,	January 31,
As at	2005	2005
	$	$
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	2,189,611	2,283,535
Accounts receivable	18,502	33,138
Prepaid expenses and deposits	123,852	22,348

	2,331,965	2,339,021

Office Furniture and Equipment	2,521	2,823
Mineral Properties Interests (Note 3)	317,344	315,501
Investment in Cia de Minera Mexicana de Avino, S.A. de C.V. (Note 4)	1	1
Investments in Related Companies	427,084	427,084
Restricted Cash	3,000	-

	3,081,915	3,084,430

LIABILITIES

Current
Accounts payable and accrued liabilities	27,132	64,529
Due to related parties (Note 6(b))	111,580	141,644

	138,712	206,173

SHAREHOLDERS' EQUITY

Share Capital (Note 5)	17,290,888	17,030,084
Contributed Surplus	989,073	502,973
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
Deficit	(15,234,889)	(14,552,931)

	2,943,203	2,878,257

	3,081,915	3,084,430

Note 1 - Nature of Operations

Approved by the Board of Directors:

“Louis Wolfin” Director    “David Wolfin” Director

AVINO SILVER & GOLD MINES LTD.
Interim Statements of Operations and Deficit
(Unaudited - Prepared by Management)

	Three Months ended April 30,
	2005	2004
	$	$

Operating and Administrative Expenses
Amortization	302	302
Management fees	15,000	15,000
Office and miscellaneous	31,883	20,527
Professional fees	10,278	5,370
Regulatory and compliance fees	6,538	7,400
Salaries and benefits	18,938	14,463
Shareholder and investor relations	23,502	4,327
Stock-based compensation	486,100	30,578
Travel and entertainment	18,014	24,201

Loss from operations	(610,555)	(122,168)

Other Income and Expenses
Interest income	9,164	12,572
Due diligence review of Cia de Minera Mexicana
de Avino, S.A. de C.V	(80,567)	(86,411)

LOSS FOR THE PERIOD	(681,958)	(196,007)

DEFICIT, beginning of period	(14,552,931)	(13,440,600)

DEFICIT, end of period	(15,234,889)	(13,636,607)

LOSS PER SHARE	($0.06)	($0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	10,627,303	10,336,275

AVINO SILVER & GOLD MINES LTD.
Interim Statements of Cash Flows
(Unaudited - Prepared by Management)

	Three Months ended April 30,
	2005	2004
	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	(681,958)	(196,007)
Items not affecting cash:
- Amortization	302	302
- Stock-based compensation	486,100	30,578

	(195,556)	(165,127)

Net change in non-cash working capital items:
- Accounts receivable	14,636	625
- Prepaid expenses and deposits	(101,504)	704
- Accounts payable and accrued liabilities	(20,088)	105,470
- Due to related parties	(47,373)	9,474

	(349,885)	(48,854)

FINANCING ACTIVITIES
Shares issued for cash	260,804	407,580
Share subscriptions	-	6,350

	260,804	413,930

INVESTING ACTIVITIES
Reclamation bond	(3,000)	-
Mineral property expenditures	(1,843)	(55,037)

	(4,843)	(55,037)

Increase (decrease) in cash and cash equivalents	(93,924)	310,039

CASH AND CASH EQUIVALENTS, beginning of period	2,283,535	2,832,457

CASH AND CASH EQUIVALENTS, end of period	2,189,611	3,142,496

AVINO SILVER & GOLD MINES LTD.
Interim Notes to Financial Statements
April 30, 2005
(Unaudited - Prepared by Management)

Note 1 - Nature of Operations

Avino Silver & Gold Mines Ltd. (“Avino”) was incorporated under the laws of the Province of British Columbia. Its principal business activities include the exploration for and development of mineral properties. The Company owns interests in mineral properties in British Columbia and Yukon, Canada.

Avino is in the exploration stage of its mineral properties interests in Canada and has not yet determined whether these properties contain ore reserves which are economically recoverable.

Avino owns 49% of the issued common shares of Cia Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) a company incorporated in Mexico. Cia Minera’s operations involve the mining of commercial ores and resource exploration and development, including the operation of a silver mine in Mexico. The silver mine has been shut down since November 2001, when operations became uneconomical.

Note 2 - Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2005. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three month period ended April 30, 2005 are not necessarily indicative of the results that can be expected for the year ended January 31, 2006.

Note 3 - Mineral Properties Interests

The following is a summary of mineral property expenditures for the three months ended April 30, 2005:

Balance, January 31, 2005		$315,501

Expenditures in the period:
Olympic/Kelvin property:
Geological	$250
Field supply and services	797
		1,047
Aumax property:
Geological	125
		125
Minto property:
Assays	213
Field supply and services	458
		671

Balance, April 30, 2005		$317,344

Note 4 - Investment In Cia De Minera Mexicana De Avino, S.A. De C.V.

	2005	2004
	$	$

Cia de Minera Mexicana de Avino, S.A. de C.V. (”Cia de Minera”)	1	1

Avino owns 49% of the issued common shares of Cia de Minera, a private company incorporated in Mexico. Cia de Minera is involved in the mining of commercial ores and resource exploration and development, including the operation of a silver mine in the Province of Durango, Mexico. Cia de Minera ceased operations in fiscal 2002 when the operations of its silver mine became uneconomical.

During the year ended January 31, 2005 Avino signed an agreement to purchase the remaining 51% of the issued common shares of Cia de Minera by issuing 4,000,000 of its common shares. The proposed acquisition remains subject to shareholder and regulatory approval and will be recorded as a business combination when shareholder and regulatory approval has been obtained.

During the period ended April 30, 2005 Avino has incurred due diligence costs of $80,567 which is comprised of $38,734 for assaying, engineering, and metallurgical services and $41,833 for advances to Cia de Minera on account of its operations.

Note 5 - Share Capital

(a)  Authorized:  100,000,000 common shares without par value

(b)  Issued:

	2005		2004
	Shares	Amount	Shares	Amount

Balance, January 31	10,521,775	$17,030,084	9,869,775	$16,574,340

Shares issued for cash:
- exercise of stock options	-	-	137,000	158,350
- exercise of warrants	176,380	260,804	491,500	255,580

	176,380	260,804	652,000	413,930

Balance, April 30	10,698,155	17,290,888	10,521,775	16,988,270

Note 5 - Share Capital (continued)

(c)  Share Purchase Warrants:

	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding, January 31, 2005	2,433,250	$1.44
Exercised	(176,380)	$1.48
Warrants outstanding, April 30, 2005	2,256,870	$1.44

The following share purchase warrants were outstanding as at April 30, 2005:

Warrants Outstanding	Expiry Date	Exercise Price

301,420	August 14, 2005	$0.52
1,955,450	December 19, 2005	$1.58

(d)  Stock Options:

During the three months ended April 30, 2005, the Company granted 572,500 stock options to directors, officers, employees, and consultants of the Company at an exercise price of $1.35 per share. These stock options vested immediately and expire over 5 years. The Company recorded a total of $486,100 for stock-based compensation expense in the period.

A summary of the stock options granted and exercised at the period ended April 30, 2005 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding, January 31, 2005	450,000	$1.09
Granted	572,500	$1.35

Stock options outstanding, April 30, 2005	1,022,500	$1.24

The following stock options were outstanding as at April 30, 2005:

Stock Options Outstanding	Expiry Date	Exercise Price

80,000	October 23, 2007	$0.58
370,000	October 21, 2008	$1.20
572,500	April 5, 2010	$1.35

Note 6 - Related Party Transactions

Balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $44,434 for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)  $15,000 to a private company controlled by a Director for management fees;

iii) $7,500 to a private company controlled by a director of a related company for consulting fees.

(b) Due to related parties consist of:

i) $108,435 due to a private company as disclosed above regarding administrative expenses;

ii) $3,145 due to a public company with common directors.

The amounts due to related parties are non-interest bearing, non-secured and due on demand.

Note 7 - Subsequent Events

Subsequent to the period end, 13,500 share purchase warrants were exercised at a price of $0.52.

During the period, the Company had submitted an offer on the purchase of mining assets in the Yukon Territory, Canada and paid $100,000 as a deposit relating thereto, pursuant to a request for tender. The mining assets include mineral claims, mining leases, Crown grants, mining equipment, buildings and infrastructure, surface leases and parcels of land. The offer was firm and irrevocable until June 15, 2004, at which time the vendor did not accept the Company’s offer and returned the $100,000 deposit to the Company.

Note 8 - Comparative Figures

Certain fiscal 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.